SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 3)
CROWLEY MARITIME CORPORATION
(Name of Subject Company (Issuer))
CROWLEY NEWCO CORPORATION
THOMAS B. CROWLEY, JR.
CHRISTINE S. CROWLEY
MOLLY M. CROWLEY

(Names of Filing Persons (Offeror))
Common Stock, par value $0.01 per share

(Title of Class of Securities)
228090106

(CUSIP Number of Class of Securities)
Thomas B. Crowley, Jr.
c/o Crowley Maritime Corporation
9487 Regency Square Boulevard
Jacksonville, Florida 32225
(904) 727-2200

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Richard V. Smith, Esq.
Orrick, Herrington & Sutcliffe LLP
The Orrick Building
405 Howard Street
San Francisco, California 94105
(415) 773-5700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$93,554,110	$2,872.11

*	The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0- 11(d). The calculation assumes the purchase of all outstanding shares of the Issuer (other than the 58,562 shares already beneficially owned by Crowley Newco Corporation) at a price of $2,990 in cash per share. There were 31,289 shares of Common Stock outstanding that were not beneficially owned by Crowley Newco Corporation as of March 16, 2007.

**	The amount of the filing fee is calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory #6 for Fiscal Year 2007 issued by the Securities and Exchange Commission on February 15, 2007. Such fee equals .00307 percent of the value of the transaction.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,872.11	Filing Party:	Crowley Newco Corporation
Form or Registration No.:	Schedule TO	Date Filed:	March 19, 2007
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

AMENDMENT NO. 3 TO TENDER OFFER STATEMENT
This Amendment No. 3 to Tender Offer Statement amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on March 19, 2007, as amended and supplemented by Amendment No. 1 to Tender Offer Statement filed with the SEC on March 22, 2007, and as amended and supplemented by Amendment No. 2 to Tender Offer Statement filed with the SEC on April 13, 2007, by Crowley Newco Corporation (the “Purchaser”), Thomas B. Crowley, Jr., Christine S. Crowley and Molly M. Crowley. The Purchaser has made an offer to purchase all outstanding shares of Common Stock, par value $.01 per share (the “Common Stock”), of Crowley Maritime Corporation, other than the shares of Common Stock beneficially owned by the Purchaser, at a purchase price of $2,990 per share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 19, 2007 (as amended from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal. Capitalized terms used herein and not otherwise defined have the respecting meanings ascribed to them in the Offer to Purchase.
The Expiration Date of the Offer has been extended to 5:00 p.m., New York City time, on Monday, April 30, 2007.
Items 1 through 9 and 11
     Items 1 through 9 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:
     (1) In order to reflect the extension of the Expiration Date of the Offer, “April 20, 2007” shall be replaced in the Offer to Purchase, as appropriate, with “April 30, 2007”.
Item 12. Exhibits
     All references to “April 20, 2007” as the Expiration Date in the following documents filed as Exhibits to the Schedule TO are hereby replaced with “April 30, 2007”: the Offer to Purchase, Letter of Transmittal, Notice of Guaranteed Delivery, Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, and Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
     Item 12 of the Schedule TO is further amended and supplemented by adding the following thereto:

Exhibit No.	Description
(a)(1)(ix)	Press Release issued by Crowley Newco Corporation on April 20, 2007.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CROWLEY NEWCO CORPORATION

/s/ Thomas B. Crowley, Jr.

Thomas B. Crowley, Jr., Chairman of the Board and President
(Name and Title)

April 20, 2007 (Date)

THOMAS B. CROWLEY, JR.

/s/ Thomas B. Crowley, Jr.

Thomas B. Crowley, Jr.
(Name)

April 20, 2007
(Date)

CHRISTINE S. CROWLEY

/s/ Christine S. Crowley

Christine S. Crowley
(Name)

April 20, 2007
(Date)

MOLLY M. CROWLEY

/s/ Molly M. Crowley

Molly M. Crowley
(Name)

April 20, 2007
(Date)

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(ix)	Press Release issued by Crowley Newco Corporation on April 20, 2007.

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